Exhibit 99.1

NOTICE OF OUR ANNUAL GENERAL MEETING TO BE HELD ON THURSDAY, MAY 19, 2022

You are entitled to vote by proxy.

You are invited to our 2022 annual general meeting:

When	Thursday, May 19, 2022
10:00 a.m. MT

Where	Hyatt Regency, Imperial Ballroom
700 Centre Street SE
Calgary, Alberta

Your vote matters	If you held Crescent Point common shares on April 7, 2022, you are entitled to receive notice of, to attend, and to vote at this meeting.

The business of the meeting is to:

1.	Receive and consider the financial statements for the year ended December 31, 2021, together with the auditor’s report;

2.	Fix the number of directors to be elected at the meeting at 10;

3.	Elect directors for the coming year or until their successors are duly elected or appointed;

4.	Appoint the auditors for the coming year and to authorize the Board of Directors (“Board”) to fix their remuneration for 2022;

5.	Adopt an advisory resolution accepting our approach to executive compensation; and

6.	Transact other business as may properly be brought forward.

You can access our 2021 financial statements and other documents and information online:

www.crescentpointenergy.com	www.sedar.com (SEDAR)	www.sec.gov/edgar.shtml (EDGAR)

By order of the Board of Directors,

Craig Bryksa

Director, President and Chief Executive Officer

Calgary, Alberta

April 7, 2022

Crescent Point Energy Corp.   |   2022   |   Information Circular – Proxy Statement   |   1